United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Digital Generation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25400B108

(CUSIP Number)

Mario A. Tapanes

Meruelo Investment Partners LLC

9550 Firestone Blvd., Suite 105

Downey, California 90241

(562) 745-2355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-2 – June 28, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

CUSIP No. 25400B108
1. Names of Reporting Persons. Alex Meruelo Living Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.0%
14. Type of Reporting Person (See Instructions) OO

Page 2 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-2 – June 28, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

CUSIP No. 25400B108
1. Names of Reporting Persons. Meruelo Investment Partners LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,023,570
8. Shared Voting Power 0
9. Sole Dispositive Power 4,023,570
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,023,570
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 14.5%
14. Type of Reporting Person (See Instructions) OO

Page 3 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-2 – June 28, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

CUSIP No. 25400B108
1. Names of Reporting Persons. Alex Meruelo
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,023,570
8. Shared Voting Power 0
9. Sole Dispositive Power 4,023,570
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,023,570
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 14.5%
14. Type of Reporting Person (See Instructions) IN/HC

Page 4 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-2 – June 28, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Introduction

This Amendment No. 2 ("Amendment No. 2") is jointly filed by and on behalf of Alex Meruelo Living Trust ("Meruelo Trust"), Meruelo Investment Partners LLC ("Meruelo Partners"), and Alex Meruelo to amend the Schedule 13D filed with the Securities and Exchange Commission (“Commission”) on August 20, 2012 ("Original Schedule 13D") as amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on December 6, 2012 (“Amendment No. 1” and together with the Original Schedule 13D, the “Existing Schedule 13D”, and collectively with this Amendment No. 2, the “Schedule 13D” or "statement") with respect to the subject class of securities. Each term used and not otherwise defined in this Amendment No. 2 shall have the meaning assigned to such term in the Existing Schedule 13D. Except as otherwise provided hereby, each Item of the Existing Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

"The securities covered by this statement as of June 28, 2013 were acquired by purchase pursuant to open market transactions using funds in the amount of approximately $34,514,984.49 of or from the sources stated in Item 6 of the cover pages hereto, as applicable, including working capital of persons or accounts advised or managed by Meruelo Partners."

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

"(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by each reporting person are described in Exhibit 99.1 hereto. Except as described in Exhibit 99.1 hereto or otherwise herein, no transactions in the class of securities reported on were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person. The information required to be provided by Item 5(c) of Schedule 13D in this statement is provided in Exhibit 99.1 hereto or otherwise herein. The information in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item."

Remainder of Page Intentionally Left Blank. Signature Page(s) to Follow.

Page 5 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-2 – June 28, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alex Meruelo Living Trust

Date: June 28, 2013	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo
	Title:	Trustee

Meruelo Investment Partners LLC

Date: June 28, 2013	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo
	Title:	Chief Executive Officer

Alex Meruelo

Date: June 28, 2013	By:	/s/ Alex Meruelo
	Name:	Alex Meruelo

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

Page 6 of 8 Pages

Filing - Filing Date:	Schedule 13D/A-2 – June 28, 2013
Reporting Persons:	Alex Meruelo Living Trust, Meruelo Investment Partners LLC, and Alex Meruelo
Issuer - Securities:	Digital Generation, Inc. - Common Stock

Exhibit Index

Exhibit
Reference	Description
99.1	Transaction Information (furnished herewith)

Remainder of Page Intentionally Left Blank. Exhibit(s) to Follow.

Page 7 of 8 Pages